Exhibit 99.15

CONSENT OF PINCOCK, ALLEN & Holt

We hereby consent to the use of our name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Gammon Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

The technical report dated November 25, 2002 entitled “Guadalupe y Calvo Gold-Silver Project, Chihuahua, Mexico,” (the “Guadalupe Report”);

2.

Information relating to the mineral reserve and mineral resource calculations for the Guadalupe y Calvo Gold-Silver Project; and

3.

The Annual Information Form of the Company dated March 30, 2010, which includes reference to my name in connection with information relating to the Guadalupe Report, and the properties described therein.

Date: March 30, 2010

Sincerely,

/s/ Barton G. Stone
BARTON G. STONE, C.P.G.
Chief Geologist, Pincock, Allen & Holt, Inc.